                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No.1)*


                             clickNsettle.com, Inc.
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                                 (Name of Issuer)


                     Common Stock, par value $.001 per share
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                          (Title of Class of Securities)


                                    18682E 304
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                                  (CUSIP Number)


                                  Judith Kenney
                        2001 Biscayne Boulevard, Suite 3402
                               Miami, Florida 33137
                            Telephone: (305) 572-1020
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 18, 2008
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18682E 304          Page 2 of 4 Pages


     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (Entities Only)

        Steven Jerry Glauser
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
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        (b)  [X]
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     3. SEC use only
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     4. Source of Funds (See Instructions)  PF
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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
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     6. Citizenship or Place of Origin      United States
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Number of           7. Sole Voting Power                    673,587 (1)
Shares              -----------------------------------------------------------
Beneficially        8. Shared Voting Power                       -0-
Owned by            -----------------------------------------------------------
Each Reporting      9. Sole Dispositive Power               673,587 (1)
Person              -----------------------------------------------------------
With               10. Shared Dispositive Power                  -0-
                    -----------------------------------------------------------

    11. Aggregate Amount Owned by Each Reporting Person     673,587 (1)
                    -----------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

    13. Percent of Class Represented by Amount in Row (11)      6.0%
                    -----------------------------------------------------------

    14. Type of Reporting Person (See Instructions)  IN
                    -----------------------------------------------------------

(1) Includes 673,587 shares of Common Stock held by the Steven Jerry Glauser Revocable Trust, of which Steven Jerry Glauser is the trustee and beneficiary.

CUSIP No. 18682E 304          Page 3 of 4 Pages


     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (Entities Only)

        Steven Jerry Glauser Revocable Trust  IRS ID#65-6392070
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
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        (b)  [X]
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     3. SEC use only
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     4. Source of Funds (See Instructions)  OO
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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
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     6. Citizenship or Place of Origin      Florida
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Number of           7. Sole Voting Power                    673,587 (1)
Shares              -----------------------------------------------------------
Beneficially        8. Shared Voting Power                       -0-
Owned by            -----------------------------------------------------------
Each Reporting      9. Sole Dispositive Power               673,587 (1)
Person              -----------------------------------------------------------
With               10. Shared Dispositive Power                  -0-
                    -----------------------------------------------------------

    11. Aggregate Amount Owned by Each Reporting Person     673,587 (1)
                    -----------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

    13. Percent of Class Represented by Amount in Row (11)      6.0
                    -----------------------------------------------------------

    14. Type of Reporting Person (See Instructions)  OO
                    -----------------------------------------------------------

(1) The Steven Jerry Glauser Revocable Trust, of which Steven Jerry Glauser is the trustee and beneficiary, holds 673,587 shares of Common Stock.

CUSIP No. 18682E 304          Page 4 of 4 Pages

ITEM 1. Security and Issuer.

     This Amendment 1 amends the Schedule 13D filed with respect to Common Stock, $.001 par value (the "Shares") of clickNsettle.com, Inc., a Delaware corporation (the "Issuer"), to disclose (a) a decrease in the number of shares as a result of the Issuer's one-for-ten reverse stock split on March 13, 2008 and (b) a decrease in the percentage of the class beneficially owned by Steven Jerry Glauser, an individual ("Glauser") and the Steven Jerry Glauser Revocable Trust, a Florida trust (the "Trust") (collectively, the "Reporting Persons") as a result of the Issuer's sale of common stock to new investors on March 18, 2008.

ITEM 5. Interest in Securities of the Issuer

     (a) - (e) The Reporting Persons are the beneficial owners of 673,587 shares of Common Stock of the Issuer, which shares constitute 6.0% of the Issuer's outstanding Common Stock. The percentage of beneficial ownership is based upon 11,298,915 shares of Common Stock outstanding as of March 18, 2008. The Reporting Persons' responses to cover page Items 7 through 10 of this 13D are hereby incorporated by reference in this Item 5.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2008                   /s/ Steven Jerry Glauser
                                    ---------------------------------------
                                              Steven Jerry Glauser


                                         STEVEN JERRY GLAUSER
                                         REVOCABLE TRUST

Dated: March 18, 2008                  By /s/ Steven Jerry Glauser
                                    ---------------------------------------
                                         Steven Jerry Glauser, Trustee